April 7, 2015

VIA EDGAR AND FEDERAL EXPRESS

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Attention:	Christina Chalk, Senior Special Counsel
Dan Duchovny, Special Counsel

Re:                           AeroCentury Corp.

PRRN14A filed April 1, 2015

File No. 1-13387

Dear Ms. Chalk and Mr. Duchovny:

On behalf of our client, Lee G. Beaumont, we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated April 3, 2015 (the “Comment Letter”), relating to the Revised Preliminary Proxy Statement on Schedule 14A for AeroCentury Corp. (the “Company”), filed by Mr. Beaumont with the Commission on April 1, 2015 (File No. 1-13387) (the “Proxy Statement”).

Capitalized terms used but not otherwise defined in this letter shall have the meanings given to such terms in the Proxy Statement. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.  We have recited the comments from the Staff in bold type and have followed each comment with the response to such comment.

Reasons for the Solicitation and Information about Lee G. Beaumont, page 4

1.              Refer to the new disclosure at the end of the third paragraph in this section. Note that although Mr. Beaumont will attempt to advance this agenda if elected, as a single board member on the board of directors, he will not have the ability to affect change without the agreement of a majority of the board, which cannot be guaranteed.

Response:  Mr. Beaumont would add the language in bold underline below in his definitive proxy statement:

It would be my intent to encourage the independent board members to propose the restructuring of the JMC Agreement and/or open the management of the portfolio to a competitive bid in order to ensure stockholders are receiving the best value for the lease portfolio management in this market. While I will attempt to advance such agenda if elected, as a single board member on the Board, I will not have the ability to affect change without the agreement of a majority of the Board, which cannot be guaranteed.

Ms. Christina Chalk

Mr. Dan Duchovny

April 7, 2015

2.              Supplementally provide support for your assertion in the fourth paragraph of this section that since 2012 the broad market and the aircraft industry “have never enjoyed a more prosperous period.” Revise the disclosure cited to clarify what you mean specifically by the “broad market” and the “airline industry” as used here.

Response:  Mr. Beaumont would revise the beginning of the fourth paragraph to state the following in his definitive proxy statement:

According to my review of the Company’s annual reports and the Company’s stock prices and independent research reports, the Company’s stock price has traded since at least 2012 at a substantial discount to book value. At March 16, 2015, the Company’s stock price was approximately 60% of book value.  This is particularly disheartening given that the broad stock market, and more specifically the airline industry (according to a press release from the International Air Transport Association dated December 10, 2014), is enjoying a prosperous period. According to an independent research report by The Street Ratings dated March 22, 2015, as compared to other companies in the industry and the overall market, the Company’s return on equity significantly trails that of both the industry average and the S&P 500.

The press release from the International Air Transport Association dated December 10, 2014, is being provided supplementally to the Staff.

3.              Supplementally provide copies of the Street Ratings and ConvergEx Group reports cited here in order to support the factual assertions you make in your revised disclosure.

Response: The Street Ratings and ConvergEx Group reports are being provided supplementally to the Staff.

4.              Clarify what you believe are “industry standards” for fees that you will seek to have the Company pay, versus those currently being paid under its agreement with JMC. In your view, what are standard fees for the services being received by the Company, how did you arrive at those figures, and how do they compare to those being paid to JMC?

Response:  Mr. Beaumont would add the language in bold underline below in his definitive proxy statement:

I would encourage the board to move to rationalize JMC’s fees bringing them back to industry standards and work to remove the stockholder rights agreement. Based on my experience in the industry, I believe the Company’s portfolio, which targets longer-term leases (three-to-seven year lease terms according to the Company Proxy Statement), could be managed for less than half of which JMC currently charges. At the very least, I believe the Company should test the market to ensure that JMC’s fees are competitive.

Ms. Christina Chalk

Mr. Dan Duchovny

April 7, 2015

5.              Explain the basis for your assertion that the termination fee owed upon a sale of the Company cannot be waived.

Response: Only JMC, not the Board, would be able to waive the termination fee since JMC is entitled to the fee under the Management Agreement. Nonetheless, Mr. Beaumont would delete the language in his definitive proxy statement:

In addition to the complex suite of anti-takeover mechanisms (including a poison pill and staggered board structure) that could deter potential acquirers, the JMC Agreement contains a termination fee ~~that cannot be waived by the Board~~ and, according to the Company Proxy Statement, would be $13,333,169 if the JMC Agreement had been terminated on February 1, 2015.

Proposal 1: Election of Directors, page 7

6.              You state that Mr. Beaumont’s offer to acquire the Company has been withdrawn; however, here or in the next section on the election of directors, discuss whether he might elect to pursue an acquisition for AeroCentury at some time in the future.

Response:  As stated in the Proxy Statement, Mr. Beaumont has no current intentions to pursue an acquisition of the Company.  The language in the Proxy Statement was meant to address any action Mr. Beaumont would take (i.e., recusal) if there are changed circumstances.

7.              Discuss any possible conflicts presented by Mr. Beaumont’s involvement in businesses and business ventures that operate in the same segments as AeroCentury and thus may compete with the Company or may be involved with competitors of AeroCentury.

Response:  It is Mr. Beaumont’s understanding that the Company has two engines off-lease and such engines could be marketed to any of BeauTech Power Systems, LLC’s (“BeauTech”) common customers. However, none of BeauTech’s engines are currently available for lease and therefore Mr. Beaumont does not currently have any projects directly in competition with the Company.  Mr. Beaumont would revise the Proxy Statement to include a sentence that if any conflicts of interest were to arose while he was on the Board, he would comply with the Company’s conflicts policy and act only in the best interests of the stockholders.

Ms. Christina Chalk

Mr. Dan Duchovny

April 7, 2015

Additional Information About Me, page 7

8.              Clarify the dates of Mr. Beaumont’s involvement with BeauTech Consulting.

Response:  Mr. Beaumont would add the language in bold underline below in his definitive proxy statement:

Prior to BPS, from 2008 to 2011, I established and managed BeauTech Consulting, Inc., which was primarily engaged in the sale of jet turbine engines and marketing of jet turbine leases for clients, including the Company (see Annex A to this proxy statement).

Form of Proxy

9.              Consider providing a third box on the card marked “For All Except” for those shareholders who wish to withhold authority to vote for a specified nominee by writing that nominee’s name on the line provided.

Response:  Mr. Beaumont will consider this addition in consulting with his proxy solicitors.

Should any member of the staff of the Commission have any questions concerning the enclosed materials or desire further information or clarification in connection therewith, such person should contact the undersigned at (214) 651-5587 or scott.wallace@haynesboone.com.

Very truly yours,

/s/ W. Scott Wallace
W. Scott Wallace

Direct Phone Number: 214.651.5587

Direct Fax Number: 214.200.0674

scott.wallace@haynesboone.com

cc:                                Lee G. Beaumont